UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

ATA Inc.
(Name of Issuer)
Common Shares*
American Depositary Shares
(Title of Class of Securities)
00211V106**
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

* Not for trading, but only in connection with the registration of American Depositary Shares each representing 2 common shares.

** This CUSIP number applies to the American Depositary Shares.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00211V106	SCHEDULE 13G	Page	2	of	10	Pages

1	NAMES OF REPORTING PERSONS SB Asia Investment Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		13,985,108 common shares[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,985,108 common shares[1]

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,985,108 common shares[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

31.2%[2]

12	TYPE OF REPORTING PERSON

PN
1 Includes 12,707,436 common shares and 638,836 ADSs, representing 1,277,672 common shares.
2 Based on 44,784,766 outstanding common shares as of December 31, 2009.

CUSIP No.	00211V106	SCHEDULE 13G	Page	3	of	10	Pages

1	NAMES OF REPORTING PERSONS SAIF II GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		13,985,108 common shares[3]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,985,108 common shares[3]

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,985,108 common shares[3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

31.2%[4]

12	TYPE OF REPORTING PERSON

PN
3 Includes 12,707,436 common shares and 638,836 ADSs, representing 1,277,672 common shares, held by SB Asia Investment Fund II L.P., the sole general partner of which is SAIF II GP L.P.
4 Based on 44,784,766 outstanding common shares as of December 31, 2009.

CUSIP No.	00211V106	SCHEDULE 13G	Page	4	of	10	Pages

1	NAMES OF REPORTING PERSONS SAIF Partners II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		13,985,108 common shares[5]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,985,108 common shares[5]

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,985,108 common shares[5]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

31.2%[6]

12	TYPE OF REPORTING PERSON

PN
5 Includes 12,707,436 common shares and 638,836 ADSs, representing 1,277,672 common shares, held by SB Asia Investment Fund II L.P., the sole general partner of which is SAIF II GP L.P., the sole general partner of which is SAIF Partners II L.P.
6 Based on 44,784,766 outstanding common shares as of December 31, 2009.

CUSIP No.	00211V106	SCHEDULE 13G	Page	5	of	10	Pages

1	NAMES OF REPORTING PERSONS SAIF II GP Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		13,985,108 common shares[7]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,985,108 common shares[7]

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,985,108 common shares[7]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

31.2%[8]

12	TYPE OF REPORTING PERSON

CO
7 Includes 12,707,436 common shares and 638,836 ADSs, representing 1,277,672 common shares, held by SB Asia Investment Fund II L.P., the sole general partner of which is SAIF II GP L.P., the sole general partner of which is SAIF Partners II L.P., the sole general partner of which is SAIF II GP Capital Ltd.
8 Based on 44,784,766 outstanding common shares as of December 31, 2009.

CUSIP No.	00211V106	SCHEDULE 13G	Page	6	of	10	Pages
Item 1(a)	Name of Issuer:

ATA Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

8th Floor, Tower E, 6 Gongyuan West St., Jian Guo Men Nei, Beijing 100005, China

Item 2(a)	Name of Person Filing:

SB Asia Investment Fund II L.P.

SAIF II GP L.P.

SAIF Partners II L.P.

SAIF II GP Capital Ltd.

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

SB Asia Investment Fund II L.P. c/o M&C Corporate Services Limited P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands

SAIF II GP L.P. c/o M&C Corporate Services Limited P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands

SAIF Partners II L.P. c/o M&C Corporate Services Limited P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands

SAIF II GP Capital Ltd. c/o M&C Corporate Services Limited P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman Cayman Islands

Item 2(c)	Citizenship

SB Asia Investment Fund II L.P. — Cayman Islands

SAIF II GP L.P. — Cayman Islands

SAIF Partners II L.P. — Cayman Islands

SAIF II GP Capital Ltd. — Cayman Islands

CUSIP No.	00211V106	SCHEDULE 13G	Page	7	of	10	Pages
Item 2(d)	Title of Class of Securities:

Common shares, par value US$0.01

American Depository Shares

Item 2(e)	CUSIP Number:

00211V106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership
(a)	Amount Beneficially Owned:

				Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
SB Asia Investment Fund II L.P.	13,985,108 common shares*	31.2%	13,985,108 common shares*	0	13,985,108 common shares*	0
SAIF II GP L.P.	13,985,108 common shares*	31.2%	13,985,108 common shares*	0	13,985,108 common shares*	0
SAIF Partners II L.P.	13,985,108 common shares*	31.2%	13,985,108 common shares*	0	13,985,108 common shares*	0
SAIF II GP Capital Ltd.	13,985,108 common shares*	31.2%	13,985,108 common shares*	0	13,985,108 common shares*	0

*	Includes 12,707,436 common shares and 638,836 ADSs, representing 1,277,672 common shares.
The percentages of ownership set forth above are based on 44,784,766 common shares outstanding as of December 31, 2009.
SAIF II GP Capital Ltd. is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of the common shares.
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No.	00211V106	SCHEDULE 13G	Page	8	of	10	Pages
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.
Dated: February 4, 2010

SB Asia Investment Fund II L.P.
By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P., which is the General Partner of SB Asia Investment Fund II L.P.

SAIF II GP L.P.
By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P.

SAIF Partners II L.P.
By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P.

SAIF II GP Capital Ltd.
By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement (incorporated by reference to Exhibit A of the initial Schedule 13G filed with the Securities and Exchange Commission on Febrary 5, 2009)